UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 6

The Pep Boys – Manny, Moe & Jack

(Name of Subject Company (Issuer))

TAJ Acquisition Co.
and
Bridgestone Retail Operations, LLC

(Names of Filing Persons (Offerors))

Common Stock, $1.00 par value

(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Christopher Nicastro

Vice President, General Counsel

Bridgestone Americas, Inc.

535 Marriott Drive

Nashville, Tennessee  37214

(615) 937-1000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

R. Scott Cohen
David A. Kern
Alain A. Dermarkar
Jones Day
2727 N. Harwood Street
Dallas, TX 76021
(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$946,573,906.00	$95,319.99

(1)         Estimated for purposes of calculating the amount of the filing fee only.  Calculated by (1) multiplying the offer price of $17.00 per share of common stock, par value $1.00 per share (“Shares”), of The Pep Boys — Manny, Moe & Jack, a Pennsylvania corporation (“Pep Boys”), by 55,680,818 Shares, which is the sum of (1) 54,144,819 Shares issued and outstanding (including all shares entitled to vote in the election of directors of Pep Boys or on the adoption of the Agreement and Plan of Merger (as defined below), if applicable), (2) 1,515,999 Shares which Pep Boys would be required to issue upon the conversion, exercise or exchange of outstanding stock options under the Pep Boys 2014 Stock Incentive Plan, and (3) up to 20,000 Shares issuable with respect to the current offering period under The Pep Boys Employee Stock Purchase Plan.

(2)         The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

(3)         $95,319.99 previously paid in connection with Schedule TO filed on November 16, 2015 and with an amendment to Schedule TO filed on December 14, 2015 and December 28, 2015, respectively.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $95,319.99	Filing Party: Bridgestone Retail Operations, LLC and TAJ Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: November 16, 2015, December 14, 2015 and December 28, 2015

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (together with the amendments and supplements hereto, this “Schedule TO”) amends and supplements the Schedule TO relating to the offer by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“BSRO”), to purchase all of the issued and outstanding Shares at a purchase price of $17.00 per Share, net to the holders thereof, in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2015 (the “Original Offer to Purchase”), as amended and supplemented by the Amendment and Supplement to Offer to Purchase, dated December 14, 2015 (“Supplement No. 1”), and the Second Amendment and Supplement to Offer to Purchase dated as of December 28, 2015 (“Supplement No. 2,” and together with the Original Offer to Purchase and Supplement No. 1, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Original Offer to Purchase, Supplement No. 1, Supplement No. 2 and the related Letter of Transmittal are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(J), (a)(1)(L) and (a)(1)(B), respectively. All the information set forth in the Original Offer to Purchase, as amended by Supplement No. 1 and Supplement No. 2, and the accompanying Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.  The Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, as amended by (1) the Amendment to Agreement and Plan of Merger, dated as of December 11, 2015, which is attached as Exhibit (d)(2) hereto, and (2) Amendment No. 2 to Agreement and Plan of Merger, dated as of December 24, 2015, which is attached as Exhibit (d)(3) hereto, are each incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.  Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment No. 6 is being filed to announce termination of the Offer and amend and supplement Items 1 through 11.  Capitalized terms used but not defined in this Amendment No. 6 have the meanings set forth in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On December 29, 2015, Bridgestone Americas, Inc. issued a press release announcing that BSRO would not increase its most recent proposal to acquire Pep Boys and that BSRO and Purchaser have ended their discussion with Pep Boys regarding a potential acquisition, a copy of which was filed as Exhibit (a)(1)(M) to Amendment No. 5 of the Schedule TO filed on December 29, 2015 and is incorporated herein by reference.

On December 30, 2015, Pep Boys terminated the Merger Agreement pursuant to the terms thereof to accept a Superior Proposal from Icahn Enterprises Holdings L.P. and, in connection therewith, Pep Boys paid BSRO the $39,500,000 Termination Fee.

BSRO and Purchaser are terminating the Offer as a result of the failure of a condition to the Offer caused by the termination of the Merger Agreement.  No Shares will be accepted by BSRO or Purchaser and the previously announced Offer Price will not be paid or become payable to holders of the Shares who validly tendered and did not withdraw.  Any Shares previously tendered and not withdrawn will be promptly returned to the tendering stockholder.

Item 12.         Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 16, 2015 (incorporated by reference to (a)(1)(A) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to (a)(1)(B) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to (a)(1)(C) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to (a)(1)(D) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to (a)(1)(E) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(F)

Text of joint press release issued by BSRO and Pep Boys, dated October 26, 2015 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by BSRO and Purchaser with the Securities and Exchange Commission on October 26, 2015)

(a)(1)(G)

Text of summary advertisement, as published in The New York Times on November 16, 2015 (incorporated by reference to (a)(1)(G) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(H)

Text of press release of BSRO announcing launch of Tender Offer, dated November 16, 2015 (incorporated by reference to (a)(1)(H) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(I)

Text of joint press release by BSRO and Pep Boys, dated December 11, 2015 (incorporated by reference to (a)(1)(I) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 14, 2015)

(a)(1)(J)

Amendment and Supplement to Offer to Purchase dated December 14, 2015 (incorporated by reference to (a)(1)(J) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 14, 2015)

(a)(1)(K)

Text of joint press release by BSRO and Pep Boys, dated December 24, 2015 (incorporated by reference to (A)(1)(K) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 28, 2015)

(a)(1)(L)

Second Amendment and Supplement to Offer to Purchase dated December 28, 2015 (incorporated by reference to (A)(1)(L) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 28, 2015)

(a)(1)(M)

Text of press release by BSRO, dated December 29, 2015 (incorporated by reference to (A)(1)(M) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 29, 2015)

(a)(5)(A)

Text of Class Action/Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert H. Hotz, et al.) (incorporated by reference to (a)(5)(A) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(5)(B)

Text of Individual and Class Action/Derivative Complaint, dated November 24, 2015 (Jack Edwards v. Matthew Goldfarb, et al.) (incorporated by reference to (a)(5)(B) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 30, 2015)

(a)(5)(C)

Text of Individual and Class Action/Derivative Complaint, dated November 24, 2015 (Henry Tindel v. Scott P. Sider, et al.) (incorporated by reference to (a)(5)(C) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 30, 2015)

(a)(5)(D)

Text of Individual and Class Action/Derivative Complaint, dated November 30, 2015 (David Katz v. Scott P. Sider, et al.) (incorporated by reference to (a)(5)(D) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 30, 2015)

(a)(5)(E)

Text of Individual and Derivative Complaint, dated November 30, 2015 (John Solak v. Matthew Goldfarb, et al.) (incorporated by reference to (a)(5)(E) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 30, 2015)

(d)(1)

Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on October 26, 2015)

(d)(2)

Amendment to Agreement and Plan of Merger, dated as of December 11, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on December 14, 2015)

(d)(3)

Amendment No. 2 to Agreement and Plan of Merger, dated as of December 24, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on December 28, 2015)

(g)	Not applicable

(h)	Not applicable

Item 13.         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bridgestone Retail Operations, LLC

By:	/s/ STUART CRUM
Name: Stuart Crum
Title: President

TAJ Acquisition Co.

By:	/s/ STUART CRUM
Name: Stuart Crum
Title: Executive Vice President and Secretary

Dated:  December 30, 2015

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 16, 2015 (incorporated by reference to (a)(1)(A) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to (a)(1)(B) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to (a)(1)(C) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to (a)(1)(D) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to (a)(1)(E) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(F)

Text of joint press release issued by BSRO and Pep Boys, dated October 26, 2015 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by BSRO and Purchaser with the Securities and Exchange Commission on October 26, 2015)

(a)(1)(G)

Text of summary advertisement, as published in The New York Times on November 16, 2015 (incorporated by reference to (a)(1)(G) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(H)

Text of press release of BSRO announcing launch of Tender Offer, dated November 16, 2015 (incorporated by reference to (a)(1)(H) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(I)

Text of joint press release by BSRO and Pep Boys, dated December 11, 2015 (incorporated by reference to (a)(1)(I) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 14, 2015)

(a)(1)(J)

Amendment and Supplement to Offer to Purchase dated December 14, 2015 (incorporated by reference to (a)(1)(J) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 14, 2015)

(a)(1)(K)

Text of joint press release by BSRO and Pep Boys, dated December 24, 2015 (incorporated by reference to (A)(1)(K) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 28, 2015)

(a)(1)(L)

Second Amendment and Supplement to Offer to Purchase dated December 28, 2015 (incorporated by reference to (A)(1)(L) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 28, 2015)

(a)(1)(M)

Text of press release by BSRO, dated December 29, 2015 (incorporated by reference to (A)(1)(M) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on December 29, 2015)

(a)(5)(A)

Text of Class Action/Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert H. Hotz, et al.) (incorporated by reference to (a)(5)(A) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(5)(B)

Text of Individual and Class Action/Derivative Complaint, dated November 24, 2015 (Jack Edwards v. Matthew Goldfarb, et al.) (incorporated by reference to (a)(5)(B) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 30, 2015)

(a)(5)(C)

Text of Individual and Class Action/Derivative Complaint, dated November 24, 2015 (Henry Tindel v. Scott P. Sider, et al.) (incorporated by reference to (a)(5)(C) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange

Commission on November 30, 2015)

(a)(5)(D)

Text of Individual and Class Action/Derivative Complaint, dated November 30, 2015 (David Katz v. Scott P. Sider, et al.) (incorporated by reference to (a)(5)(D) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 30, 2015)

(a)(5)(E)

Text of Individual and Derivative Complaint, dated November 30, 2015 (John Solak v. Matthew Goldfarb, et al.) (incorporated by reference to (a)(5)(E) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 30, 2015)

(d)(1)

Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on October 26, 2015)

(d)(2)

Amendment to Agreement and Plan of Merger, dated as of December 11, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on December 14, 2015)

(d)(3)

Amendment No. 2 to Agreement and Plan of Merger, dated as of December 24, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on December 28, 2015)

(g)	Not applicable

(h)	Not applicable